UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Crownhunt

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 19, 2016

Physical address of issuer
8 The Green, 8 The Green, STE 300, Dover, DE 19901

Website of issuer
https://www.crownhunt.io/

Name of co-issuer
Crownhunt I

Legal status of co-issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 21, 2022

Physical address of co-issuer
4104 24th Street, PMB 8113 , San Francisco , CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$8,856.09	$185.00
Cash & Cash Equivalents	$8,856.09	$185.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$1,151.91	$8,440.00
Cost of Goods Sold	$150.56	$5,955.00
Taxes Paid	$5,443.25	$0.00
Net Income	-$197,838.87	-$14,567.00

FORM C-AR

Crownhunt



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Crownhunt, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.crownhunt.io/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is [6.5.23].

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current

facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Crownhunt (the "Company") is a Delaware Corporation, formed on September 19, 2016.

The Company is located at 8 The Green, 8 The Green, STE 300, Dover, DE 19901.

The Company's website is https://www.crownhunt.io/.

The information available on or through our website is not a part of this Form C-AR.

Crownhunt I (the "Co-Issuer") is a Delaware Limited Liability Company, formed on July 21, 2022.

The Co-Issuer is located at 4104 24th Street, PMB 8113 , San Francisco , CA 94114 .

The Co-Issuer's website is https://wefunder.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Crownhunt is transforming the textured hair experience, by making it easier for everyone to discover and shop relevant education, products, services and tools. Our five-year goal is to carve 65% out of the $62 Billion (2022) hair industry by powering an emerging market: Textured hair.

RISK FACTORS

Risks Related to the Company's Business and Industry

We are betting on continued growth of the textured hair market and demand for education, services and tools to support this market.
While, we may be able to pivot, should this demand decrease, this would be a difficult shift to make and may cause the business to fail.

While the potential returns on an investment may be high, returns are not guaranteed and may take years to materialize, if at all.

Future financings, while increasing the value of your shares, will result in a decrease in the percentage of equity you hold in the company relative to what you originally bought.
This is called 'dilution' which in itself is not a bad thing, but is something to be aware of.

While we have worked in tech startups for a decade and have worked closely with technical development experts, our founding team does not include a technical founder.

While this company has identified product-market fit with an initial product, this company is early in its life.
This means there's a lot of potential but also a lot of work to do to navigate successfully the total addressable market it has the opportunity to serve well.

While these founders have built and launched several products in several verticals, they have done this within the context as members of a platform team and have little history as the founding team.

With pending federal legislation positively shifting the conversation and opportunity around textured hair so rapidly, Crownhunt needs to move quickly into the market to beat forthcoming competitors.

Founders are new to the beauty care industry and will need to quickly move to develop a robust network of experts in the industry.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.
In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Crownhunt is transforming the textured hair experience, by making it easier for everyone to discover and shop relevant education, products, services and tools. Our five-year goal is to carve 65% out of the $62 Billion (2022) hair industry by powering an emerging market: Textured hair.

Business Plan - The Company

Crownhunt is built to fill in critical gaps in the hair industry and the hair consumer experience. Until 2021, no major cosmetology school offered adequate training on curly hair, a large disservice to the stylists wanting to support diverse clientele.With 65% of consumers having curly to coily hair textures, this eCommerce marketplace introduces data-driven efficiency in an emerging market and powerful direct to consumer opportunities. The platform is created as an interchange of stylist created education courses designed to train other stylists on styling and caring for curly haired clients. We currently generate revenue through an annual SaaS subscription for $99/yr. Our primary marketing/sales strategy is to leverage partnerships to bundle the Crownhunt subscription with their existing services and onboard stylists to Crownhunt. We're also launching a product company partnerships soon to provide training for stylists who will sell their products as an affiliate.

Business Plan - The Co-Issuer

Crownhunt I (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  o If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  o Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and

- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Stylist Subscription	Stylists pay an annual fee and receive access to Crownhunt's education library online.	Hair stylists looking to grow their skills in styling curly hair and managing the business side of being a stylists are our target customers.

We are in the process of testing out a business model where stylists can become resellers (affiliates) of hair products.

Our current distribution methods include: - Online advertising - Partnerships with service organizations that serve hairstylists

Competition

The Company's primary competitors are BTC University, Hair Brained Live.

The market for online hair education is somewhat competitive, but our distinction of focusing on curls sets us a part. Our competitors also do not offer business education. The price point of our competitors is fairly low. For this reason, we see education as a foundational strategy to our long term goals which include getting into product sales.

Supply Chain and Customer Base

We license pre-produced classes from expert hair professionals on a 1-2 year term. We also are looking to produce classes and acquire classes from product creators without an upfront fee.

Crownhunt serves hair stylists who want to grow their curly hair and business skills. We offer new and experienced stylists and online education subscription.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
97636875	003	Crownhunt	October 18, 2022	October 18, 2022	USA

Governmental/Regulatory Approval and Compliance

We are not aware of any special licenses or approval to conduct business beyond the basic C-corp requirements.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 8 The Green, 8 The Green, STE 300, Dover, DE 19901

The Company has the following additional addresses: 4691 w 109th place Westminster, CO 80031

The Company conducts business in Delaware.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Stephanie LaFlora

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, CEO - Crownhunt (Apr 2021 - Present) - Crownhunt is transforming the textured hair experience, by making it easier for everyone to discover and purchase relevant education, products, services and tools. With 65% of consumers having curly to coily hair textures, this eCommerce marketplace introduces data-driven efficiency in an emerging market and powerful direct to consumer opportunities. We've grown to over 1500 members, who are stylists across the country and have partnered with celebrity hair stylists to bring them the best education in the business. Product Marketing Manager - Gloo (Jan 2013 - Feb 2022) - Co-develops product launch strategies and related cross-channel marketing, messaging, and PR - Co-develops strategy for brand partnerships across verticals in the following categories: Data research, behavioral addiction and recovery, technology, finance and philanthropy - Develops and coordinates execution for targeted cross-channel marketing campaigns to drive meaningful growth and brand awareness. Channels include: Facebook, Google, conferences, email, thought leaders and partnerships.

Education

Loyola Marymount University - Bachelor of Fine Arts (2005-2009)

Name

Ryan Holdeman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, COO - Crownhunt (Apr 2021 - Present) - Crownhunt is transforming the textured hair experience, by making it easier for everyone to discover and purchase relevant education, products, services and tools. With 65% of consumers having curly to coily hair textures, this eCommerce marketplace introduces data-driven efficiency in an emerging market and powerful direct to consumer opportunities. We've grown to over 1500 members, who are stylists across the country and have partnered with celebrity hair stylists to bring them the best education in the business. Director of Sales and Business Development - Gloo (Jul 2011 - Mar 2022) I led a team that works with partners to identify products to bring to market and takes them through an education process, Jobs to be Done research, Problem-market, and Solution-market stage gates. In short, we help them validate more effectively determine what products to bring to market that will succeed.

Education

BA Psychology, Univ. of Boulder, CO

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Stephanie LaFlora

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, CEO - Crownhunt (Apr 2021 - Present) - Crownhunt is transforming the textured hair experience, by making it easier for everyone to discover and purchase relevant education, products, services and tools. With 65% of consumers having curly to coily hair textures, this eCommerce marketplace introduces data-driven efficiency in an emerging market and powerful direct to consumer opportunities. We've grown to over 1500 members, who are stylists across the country and have partnered with celebrity hair stylists to bring them the best education in the business. Product Marketing Manager - Gloo (Jan 2013 - Feb 2022) - Co-develops product

launch strategies and related cross-channel marketing, messaging, and PR - Co-develops strategy for brand partnerships across verticals in the following categories: Data research, behavioral addiction and recovery, technology, finance and philanthropy - Develops and coordinates execution for targeted cross-channel marketing campaigns to drive meaningful growth and brand awareness. Channels include: Facebook, Google, conferences, email, thought leaders and partnerships.

Education

Loyola Marymount University - Bachelor of Fine Arts (2005-2009)

Name

Ryan Holdeman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, COO - Crownhunt (Apr 2021 - Present) - Crownhunt is transforming the textured hair experience, by making it easier for everyone to discover and purchase relevant education, products, services and tools. With 65% of consumers having curly to coily hair textures, this eCommerce marketplace introduces data-driven efficiency in an emerging market and powerful direct to consumer opportunities. We've grown to over 1500 members, who are stylists across the country and have partnered with celebrity hair stylists to bring them the best education in the business. Director of Sales and Business Development - Gloo (Jul 2011 - Mar 2022) I led a team that works with partners to identify products to bring to market and takes them through an education process, Jobs to be Done research, Problem-market, and Solution-market stage gates. In short, we help them validate more effectively determine what products to bring to market that will succeed.

Education

BA Psychology, Univ. of Boulder, CO

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross

negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 2 employees in Colorado .

Directors of the Co-Issuer

The directors or managers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Co-Issuer

The officers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has _____2____ employees in .

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,000,000
Voting Rights	The company has not yet authorized preferred stock, which investors in this offering would receive if the SAFE converts. Preferred stock has liquidation preferences over common stock.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Type of security	Unit of Common Stock and Warrant
Amount outstanding	233,333
Voting Rights	No
Anti-Dilution Rights	If the Company issues additional Securities for a certain period in the future or other interests convertible into Securities at a price less than the current Offering price of the Securities, then the Purchasers will be entitled to receive additional Securities at no cost.

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

The Company has the following debt outstanding: $50,000

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$50,000.00
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	March 1, 2025
Other material terms	Investment comes in three installments: March 1, 2022 - $30k April 22, 2022-$20 Warrant to purchase a number of common shares equal to 3% of the outstanding common shares upon the date of issuance. Warrants will have a 5 year term and an exercise price of $0.01.

The total amount of outstanding debt of the company is $50,000 (convertible note)

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Other	233,333	$0.00	General Operations	February 1, 2022	Section 4(a)(2)
Convertible Notes	0	$50,000.00	General Operations	February 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	0	$12,000.00	General Operations	May 2, 2022	Section 4(a)(2)

SAFE (Simple Agreement for Future Equity)	0	$146,545.00	The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.	February 28, 2023	Regulation CF

Ownership of the Company

A majority of the Company is owned by a few people. Those people are Stephanie LaFlora and Ryan Holdeman.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Stephanie LaFlora	51.0%
Ryan Holdeman	49.0%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities:

The Co-Issuer has the following debt outstanding:

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

_____

Below the beneficial owners of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
$191,617.00	$191,617.00	$0.00

Operations

Historical Results of Operations Revenues & Gross Margin. For the period ended December 31, 2021, the Company had revenues of $8,440 compared to the year ended December 31, 2020, when the Company had revenues of $0. - Assets. As of December 31, 2021, the Company had total assets of $185, including $185 in cash. As of December 31, 2020, the Company had $0 in total assets, including $0 in cash. - Net Loss. The Company has had net losses of $14,567 and net income of $0 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively. - Liabilities. The Company's liabilities totaled $0 for the fiscal year ended December 31, 2021 and $0 for the fiscal year ended December 31, 2020.

The Company intends to [achieve/maintain/improve] profitability in the next 12 months by [list out steps or initiatives].

Liquidity and Capital Resources

On [2.1.23] the Company conducted an offering pursuant to Regulation CF and raised $[146,545].

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	Stephanie LaFlora and Ryan Holdeman
Relationship to the Company	Co-Founders
Total amount of money involved	$23,751.00
Benefits or compensation received by related person	A direct founder contribution. We do not intend to pay back.
Benefits or compensation received by Company	A direct founder contribution. We do not intend to pay back.
Description of the transaction	Other

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Companyor the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

	/s/Stephanie LaFlora
	(Signature)
	Stephanie LaFlora
	(Name)
	CEO
	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

	/s/
	(Signature)
	(Name)

	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

	/s/Stephanie LaFlora
	(Signature)
	Stephanie LaFlora
	(Name)
	CEO
	(Title)
	6.5.23
	(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

Crownhunt Inc

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bluevine	0.00
BUS COMPLETE CHK (1304) - 1	185.00
PayPal Bank	0.00
Personal Visa (0715)	0.00
Total Bank Accounts	**$185.00**
Other Current Assets	
Payments to deposit	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$185.00**
TOTAL ASSETS	**$185.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
RH Credit Card	0.00
S Personal CC (7122)	0.00
Total Credit Cards	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Owner investments	
Ryan Holdeman Investment	5,013.94
Stephanie LaFlora Investment	9,737.73
Total Owner investments	**14,751.67**
Retained Earnings	
Net Income	-14,566.67
Total Equity	**$185.00**
TOTAL LIABILITIES AND EQUITY	**$185.00**

Crownhunt Inc

Profit and Loss

January - December 2021

	TOTAL
Income	
PayPal Sales	1,502.97
Sales of Product Income	6,937.08
Total Income	**$8,440.05**
Cost of Goods Sold	
Cost of goods sold	5,954.53
Total Cost of Goods Sold	**$5,954.53**
GROSS PROFIT	**$2,485.52**
Expenses	
Advertising & marketing	6,513.93
Building & property rent	1,030.79
Contract labor	1,825.00
General business expenses	
Bank fees & service charges	15.00
Total General business expenses	**15.00**
Legal & accounting services	
Legal fees	673.00
Total Legal & accounting services	**673.00**
Meals	155.46
Meals with clients	39.35
Travel meals	63.15
Total Meals	**257.96**
Office expenses	
Merchant account fees	0.16
Printing & photocopying	210.12
Software & apps	1,038.58
Total Office expenses	**1,248.86**
PayPal Fees	59.89
Supplies	98.80
Travel	2,900.64
Airfare	622.78
Hotels	1,579.54
Total Travel	**5,102.96**
Video Production	206.00
Total Expenses	**$17,032.19**
NET OPERATING INCOME	**$ -14,546.67**

Crownhunt Inc

Profit and Loss
January - December 2021

	TOTAL
Other Expenses	
Vehicle expenses	
Parking & tolls	20.00
Total Vehicle expenses	**20.00**
Total Other Expenses	**$20.00**
NET OTHER INCOME	**$ -20.00**
NET INCOME	**$ -14,566.67**

Crownhunt Inc

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bluevine	0.00
BUS COMPLETE CHK (1304) - 1	9,324.95
PayPal Bank	-850.20
Personal Visa (0715)	0.00
Stripe Bank	381.34
Total Bank Accounts	**$8,856.09**
Other Current Assets	
Payments to deposit	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$8,856.09**
TOTAL ASSETS	**$8,856.09**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
RH Credit Card	0.00
S Personal CC (7122)	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
CO Income Tax	1,340.00
CO Unemployment Tax	68.00
Federal Taxes (941/943/944)	1,875.50
Federal Unemployment (940)	84.00
Total Payroll Liabilities	**3,367.50**
Total Other Current Liabilities	**$3,367.50**
Total Current Liabilities	**$3,367.50**
Total Liabilities	**$3,367.50**

Crownhunt Inc

Balance Sheet

As of December 31, 2022

	TOTAL
Equity	
Owner investments	
Partner's Investments	191,333.50
Ryan Holdeman Investment	12,022.90
Stephanie LaFlora Investment	14,537.73
Total Owner investments	**217,894.13**
Retained Earnings	-14,566.67
Net Income	-197,838.87
Total Equity	**$5,488.59**
TOTAL LIABILITIES AND EQUITY	**$8,856.09**

Crownhunt Inc

Profit and Loss
January - December 2022

	TOTAL
Income	
PayPal Sales	5.98
Sales	153.41
Stripe Sales	2.52
Total Sales	**155.93**
Sales of Product Income	990.00
Total Income	**$1,151.91**
Cost of Goods Sold	
Cost of goods sold	
Partner Rev Share	105.00
Payment Processing	45.56
Total Cost of goods sold	**150.56**
Total Cost of Goods Sold	**$150.56**
GROSS PROFIT	**$1,001.35**
Expenses	
Advertising & marketing	45,636.19
Building & property rent	180.00
Business licences	174.16
Content Licensing from Educators	16,405.00
Contract labor	28,900.00
Entertainment with clients	78.30
General business expenses	
Bank fees & service charges	164.89
Continuing education	1,410.00
Memberships & subscriptions	405.46
Total General business expenses	**1,980.35**
Legal & accounting services	
Accounting fees	700.00
Legal fees	17,933.99
Total Legal & accounting services	**18,633.99**
Meals	
Meals with clients	1,288.79
Travel meals	987.18
Total Meals	**2,275.97**
Office expenses	
Printing & photocopying	100.35
Shipping & postage	95.29
Software & apps	11,468.35
Total Office expenses	**11,663.99**
PayPal Fees	1.18

Crownhunt Inc

Profit and Loss
January - December 2022

	TOTAL
Payroll expenses	
Taxes	5,443.25
Wages	62,500.00
Total Payroll expenses	**67,943.25**
Supplies	
Supplies & materials	43.31
Total Supplies	**43.31**
Travel	
Airfare	683.92
Gas	110.09
Hotels	2,690.23
Parking	531.00
Vehicle rental	869.84
Total Travel	**4,885.08**
Total Expenses	**$198,800.77**
NET OPERATING INCOME	**$ -197,799.42**
Other Expenses	
Vehicle expenses	
Vehicle gas & fuel	39.45
Total Vehicle expenses	**39.45**
Total Other Expenses	**$39.45**
NET OTHER INCOME	**$ -39.45**
NET INCOME	**$ -197,838.87**